UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Telanetix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

879180107
(CUSIP Number)

January 21, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]  Rule 13d-1(b)
[ X ]  Rule 13d-1(c)
[     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879180107

(1)	Names of Reporting Persons:

Aequitas Management, LLC

(2)	Check the Appropriate Box if a Member of a Group:

(a)    [     ]
(b)    [ X ]

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization:

Oregon

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power:

1,915,712

(6)	Shared Voting Power:

-0-

(7)	Sole Dispositive Power:

1,915,712

(8)	Shared Dispositive Power:

-0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,915,712

(10)	Check if the Aggregate Amount in Row 9 Excludes Certain Shares:

Not applicable

(11)	Percent of Class Represented by Amount in Row 9:

6.0%

(12)	Type of Reporting Person:

00

Item 1(a)	Name of Issuer:

Telanetix, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

11201 SE 8th Street, Suite 200
Bellevue, Washington 98004

Item 2(a)	Name of Person Filing:

Aequitas Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5300 Meadows Road
Suite 400
Lake Oswego, OR 97035

Item 2(c)	Citizenship:

Oregon

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e)	CUSIP Number:

879180107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c),check whether person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,915,712

(b)	Percent of Class: 6.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,915,712

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,915,712

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the SecurityBeing Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group*

Aequitas Management, LLC
Aequitas Holdings, LLC
Aequitas Capital Management, Inc.
Aequitas Investment Management, LLC
Aequitas Commercial Finance, LLC
Aequitas Hybrid Fund, LLC

*Neither the filing of this schedule, the listing of the foregoing entities in this Item 8 nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, (i) acting, or have agreed or are agreeing to act, together or with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of securities of the issuer or otherwise with respect to the issuer or any of the securities of the issuer, or (ii) a member of any group with respect to the issuer or any of the securities of the issuer.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2009

AEQUITAS MANAGEMENT, LLC

By:	/s/ Robert J. Jesenik
Robert J. Jesenik, President